GOOD GREENS

Indoor Cannabis Cultivation Facility

660 Douglas Street, Suite 600 - Uxbridge, MA 01569



Licensing and Compliance

The Massachusetts Cannabis Control Commission (CCC)

The mission of the Cannabis Control Commission (CCC) is to honor the will of the voters of Massachusetts by safely, equitably and effectively implementing and administering the laws enabling access to medical and adult use Cannabis in the Commonwealth.

The CCC was established in September 2017 to oversee all recreational and medical use marijuana and issued regulations regarding the licensing of commercial (non-medical) marijuana activities.

The CCC began accepting license applications for commercial operations in April 2018.

A prerequisite to filing an application to Sell, Cultivate or Manufacture Cannabis is obtaining an agreement from the Municipality to let you operate while in good standing with the CCC. The CCC grants the Municipalities the right to tax the businesses up to 3% of gross sales to pay for services.



Cannabis Cultivation Facility

Site Location
660 Douglas St. Uxbridge, MA – 15,000 SF space in a multi-tenant cannabis cultivation property

Community Meeting
Conducted the required community outreach meeting

Host Community Agreement
Secured the requisite Host Community Agreement

Licenses Purchased & Change of Ownership
December 2021

Head of Cultivation & Facility Staff
Secured and engaged

Branding
Obtained logo, social media handles, and website

Design of Systems
Full workflow and cultivation systems designed

Building Permit & Construction Start
May 2022


GOOD GREENS

Site Selection

Our cultivation and manufacturing site offers the following benefits

- Long term lease
- Municipal partnership
- City water
- Central location
- Reasonable electricity costs
- Efficient economic size
- 3-Phase 2,000 AMP service with gas-powered backup generator









Construction Budget

GOOD GREENS

660 Douglas Street Build Out:

Building Power		
1	1,000 amp 480 volt service upgrades needed.	$90,000.00
2	Primary wiring to HVAC and air handlers. Complete interior wiring and all sub panels and stepped down transformers as needed. 480 to 208 transformers included for all low voltage applications. Common area lighting. Mini split wiring for common areas.	$345,000.00
HVAC & Dehumidifiers		
3	HVAC for grow rooms and areas under the light canopy. Two air handlers per grow room. Additional air handlers for mother room, Veg room, and clone rooms. Air handlers for drying rooms. Split gas and AC systems for all other areas including common areas. Includes engineering.	$925,000.00
4	Dehumidification for canopy and dehumidification for drying rooms.	$183,000.00
5	Control systems (basic) for HVAC and dehumidifiers.	$100,000.00
Flooring		
6	Two part epoxy floors for entire facility.	$112,500.00
7	Floor prep for epoxy floors. To include floor grinding/level as needed	$57,500.00

Construction Budget

GOOD GREENS

660 Douglas Street Build Out:

Interior Build-Out		
8	Build out water rooms, shipping area, vault, trim room, hallways, offices, electric room, new bathrooms, changing rooms, break room, man trap and front entry, and all administrative areas. All finishes and fixtures included. This price includes new plumbing for domestic and sewer lines. Cut cement floor as needed and re-cement when completed. Relocation of water supply system. Build out per plan and demo as required.	$525,000.00
9	Perma Therm walls and ceiling systems for grow canopy. In addition, Perma Therm wall and ceiling systems for drying area. Includes all door sets and locks. Perma Therm to include hallway area ceilings. Build out per plans.	$500,000.00
10	Structural second floor mezzanine for water and electric piping. Includes engineering.	$150,000.00
11	Site improvement to include, concrete pad around building and concrete slabs for HVAC equipment and CO2 equipment, removal of existing bituminous parking lot and installation of new bituminous parking lot at repair areas.	$100,000.00
12	UL listed fire alarm control system. Fire alarm system. Includes engineering.	$35,000.00
13	Dumpsters and waste removal.	$25,000.00
14	Design, Engineering, and Permits.	$50,000.00
15	Temporary Lighting.	$4,000.00
16	Lift Equipment Rentals.	$20,000.00
17	Commission of Equipment and site clean-up.	$10,000.00
TOTAL COST APPROXIMATE		**$3,232,000.00**

Our Flower









THE HIGHER COMMITMENT ANALYTICAL LAB

The Higher Commitment Analytical Lab
440 Lower Grass Valley Road, Suite A
Nevada City, CA 95959

(530) 264-7789
www.thehighercommitment.com
Lic# C8-0000117-LIC

Regulatory Compliance Testing

TCF(S) - Lemon Pastries Flower

METRC Sample: 1A40603000045B8000003122; METRC Batch: 1A406030000314C000000227

		Distributor	Producer
Sample ID: THCA21120104-02			
Strain: Pastries #15	Collected: 12/01/2021	**Terp Wholesale LLC**	**Dub Brothers Management, LLC**
Matrix: Plant	Received: 12/01/2021	Lic. # C11-0000084-LIC	Lic. # CCL19-0000826
Type: Flower - Cured	Completed: 12/06/2021	1030 North D Street	717 Stanford Avenue, Los Angeles, CA 90021
Sample Size: 10 g; Batch: 2,393 g	Batch#: CLTVTLP120121	Sacramento, CA 95811	



Summary

Test	Date Tested	Method	Result
Batch			Pass
Cannabinoids	12/02/2021		Complete
Moisture	12/01/2021	GLT-02; Sartorious MA35	12.3%
Water Activity	12/01/2021	GLT-03; Novasina LabTouch	Pass - 0.30 aw
Terpenes	12/03/2021	OG-02; GCMS	Complete
Microbials	12/03/2021	MI-01; MI-02; qPCR	Pass
Mycotoxins	12/02/2021	OG-04; LCMS	Pass
Pesticides	12/02/2021	OG-04; LCMS	Pass
Heavy Metals	12/02/2021	IC-01; ICPMS	Pass
Foreign Matter	12/01/2021	GLT-01; 11x-80x Zoom Microscope	Pass
Density			*g per mL

Cannabinoids

Complete

32.564% Total THC	0.052% Total CBD	41.229% Total Cannabinoids
12.3% Moisture	Pass Water Activity	Pass Foreign Matter

Analyte	LOD	LOQ	Result	Result
	mg/g	mg/g	mg/g	%
THCa	0.25	0.50	352.04	35.204
Δ9-THC	0.25	0.50	16.90	1.690
Δ8-THC	0.25	0.50	ND	ND
THCV	0.25	0.50	ND	ND
CBDa	0.25	0.50	0.60	0.060
CBD	0.25	0.50	ND	ND
CBN	0.25	0.50	ND	ND
CBGa	0.25	0.50	40.56	4.056
CBG	0.25	0.50	2.19	0.219
CBC	0.25	0.50	<0.50	<0.050
Total CBD			**0.524 mg/g**	**0.052%**
Total THC			**325.641 mg/g**	**32.564%**
Total			**412.29**	**41.229**

Total THC = THCa * 0.877 + Δ9-THC; Total CBD = CBDa * 0.877 + CBD
LOQ = Limit of Quantitation; The reported result is based on a sample weight with the applicable moisture content for that sample; Unless otherwise stated all quality control samples performed within specifications established by the Laboratory. Test method: OG-01 - Cannabinoids by HPLC.

Lori Katrencik
Lab Director
12/06/2021

Kyle Nesbitt
Lab Manager
12/06/2021

ND=Not Detected, NR=Not Reported, LOQ=Limit of Quatitation. Test method for moisture: GLT-02 - Determination of Percent Moisture. Test method for water activity: GLT-03 - Determination of Water Activity. This product has been tested by The Higher Commitment Analytical Lab using valid testing methodologies and a quality system as required by state law. All LQC samples were performed and met the prescribed acceptance criteria in 16 CCR section 5730, pursuant to 16 CCR section 5726(e)(13). Values reported relate only to the product tested. The Higher Commitment Analytical Lab makes no claims as to the efficacy, safety or other risks associated with any detected or non-detected levels of any compounds reported herein. This Certificate shall not be reproduced except in full, without the written approval of The Higher Commitment Analytical Lab.

THE HIGHER COMMITMENT ANALYTICAL LAB

The Higher Commitment Analytical Lab
440 Lower Grass Valley Road, Suite A
Nevada City, CA 95959

(530) 264-7789
www.thehighercommitment.com
Lic# C8-0000117-LIC

Regulatory Compliance Testing

TCF(S) - Lemon Pastries Flower

METRC Sample: 1A40603000045B8000003122; METRC Batch: 1A406030000314C000000227

		Distributor	Producer
Sample ID: THCA21120104-02			
Strain: Pastries #15	Collected: 12/01/2021	**Terp Wholesale LLC**	**Dub Brothers Management, LLC**
Matrix: Plant	Received: 12/01/2021	Lic. # C11-0000084-LIC	Lic. # CCL19-0000826
Type: Flower - Cured	Completed: 12/06/2021	1030 North D Street	717 Stanford Avenue, Los Angeles, CA 90021
Sample Size: 10 g; Batch: 2,393 g	Batch#: CLTVTLP120121	Sacramento, CA 95811	

Terpenes

Analyte	LOD	LOQ	Mass	Mass
	mg/g	mg/g	mg/g	%
Terpinolene	0.000078	0.000156	13.853320	1.3853320
β-Caryophyllene	0.000078	0.000156	4.906680	0.4906680
Ocimene	0.000078	0.000156	4.894100	0.4894100
Limonene	0.000078	0.000156	3.704020	0.3704020
β-Myrcene	0.000078	0.000156	2.800180	0.2800180
α-Humulene	0.000078	0.000156	1.501360	0.1501360
β-Pinene	0.000078	0.000156	1.206410	0.1206410
α-Pinene	0.000078	0.000156	1.010150	0.1010150
α-Terpinene	0.000078	0.000156	0.394430	0.0394430
γ-Terpinene	0.000078	0.000156	0.346920	0.0346920
Camphene	0.000078	0.000156	0.099710	0.0099710
3-Carene	0.000078	0.000156	ND	ND
α-Bisabolol	0.000078	0.000156	ND	ND
Caryophyllene Oxide	0.000078	0.000156	ND	ND
cis-Nerolidol	0.000078	0.000156	ND	ND
Eucalyptol	0.000078	0.000156	ND	ND
Geraniol	0.000078	0.000156	ND	ND
Guaiol	0.000078	0.000156	ND	ND
Isopulegol	0.000078	0.000156	ND	ND
Linalool	0.000078	0.000156	ND	ND
p-Cymene	0.000078	0.000156	ND	ND
trans-Nerolidol	0.000078	0.000156	ND	ND
Total			**34.717280**	**3.4717280**

Primary Aromas

Turpentine | Cinnamon | Earthy | Orange | Hops

Date Tested: 12/03/2021
Test method: OG-02 - Terpenes by GCMS.

Lori Katrencik
Lab Director
12/06/2021

Kyle Nesbitt
Lab Manager
12/06/2021

Confident Cannabis
All Rights Reserved
support@confidentcannabis.com
(866) 506-5866
www.confidentcannabis.com

ND=Not Detected, NR=Not Reported, LOQ=Limit of Quatitation. Test method for moisture: GLT-02 - Determination of Percent Moisture. Test method for water activity: GLT-03 - Determination of Water Activity. This product has been tested by The Higher Commitment Analytical Lab using valid testing methodologies and a quality system as required by state law. All LQC samples were performed and met the prescribed acceptance criteria in 16 CCR section 5730, pursuant to 16 CCR section 5726(e)(13). Values reported relate only to the product tested. The Higher Commitment Analytical Lab makes no claims as to the efficacy, safety or other risks associated with any detected or non-detected levels of any compounds reported herein. This Certificate shall not be reproduced except in full, without the written approval of The Higher Commitment Analytical Lab.



TCF(S) - Lemon Pastries Flower

METRC Sample: 1A4060300004588000003122; METRC Batch: 1A406030000314C000000227

Sample ID: THCA21120104-02

		Distributor	Producer
Strain: Pastries #15	Collected: 12/01/2021	**Terp Wholesale LLC**	**Dub Brothers Management, LLC**
Matrix: Plant	Received: 12/01/2021	Lic. # C11-0000084-LIC	Lic. # CCL19-0000826
Type: Flower - Cured	Completed: 12/06/2021	1030 North D Street	717 Stanford Avenue, Los Angeles, CA
Sample Size: 10 g; Batch: 2,393 g	Batch#: CLTVTLP120121	Sacramento, CA 95811	90021

Pesticides

Pass

Analyte	LOD	LOQ	Limit	Mass	Status	Analyte	LOD	LOQ	Limit	Mass	Status
	μg/g	μg/g	μg/g	μg/g			μg/g	μg/g	μg/g	μg/g	
Abamectin	0.02	0.05	0.1	ND	Pass	Fludioxonil	0.025	0.05	0.1	ND	Pass
Acephate	0.029	0.095	0.1	ND	Pass	Hexythiazox	0.025	0.05	0.1	ND	Pass
Acequinocyl	0.025	0.05	0.1	ND	Pass	Imazalil	0.025	0.05	0.025	ND	Pass
Acetamiprid	0.025	0.05	0.1	ND	Pass	Imidacloprid	0.025	0.05	5	ND	Pass
Aldicarb	0.032	0.05	0.032	ND	Pass	Kresoxim Methyl	0.025	0.05	0.1	ND	Pass
Azoxystrobin	0.025	0.05	0.1	ND	Pass	Malathion	0.025	0.05	0.5	ND	Pass
Bifenazate	0.025	0.05	0.1	ND	Pass	Metalaxyl	0.025	0.05	2	ND	Pass
Bifenthrin	0.025	0.05	3	ND	Pass	Methiocarb	0.025	0.05	0.025	ND	Pass
Boscalid	0.025	0.05	0.1	ND	Pass	Methomyl	0.025	0.05	1	ND	Pass
Captan	0.25	0.5	0.7	ND	Pass	Mevinphos	0.025	0.05	0.025	ND	Pass
Carbaryl	0.025	0.05	0.5	ND	Pass	Myclobutanil	0.025	0.05	0.1	ND	Pass
Carbofuran	0.025	0.05	0.025	ND	Pass	Naled	0.025	0.05	0.1	ND	Pass
Chlorantraniliprole	0.025	0.05	10	ND	Pass	Oxamyl	0.025	0.05	0.5	ND	Pass
Chlordane	0.025	0.05	0.025	ND	Pass	Paclobutrazol	0.025	0.05	0.025	ND	Pass
Chlorfenapyr	0.025	0.05	0.025	ND	Pass	Parathion Methyl	0.025	0.05	0.025	ND	Pass
Chlorpyrifos	0.025	0.05	0.025	ND	Pass	Pentachloronitrobenzene	0.025	0.05	0.1	ND	Pass
Clofentezine	0.025	0.05	0.1	ND	Pass	Permethrin	0.025	0.05	0.5	ND	Pass
Coumaphos	0.025	0.05	0.025	ND	Pass	Phosmet	0.025	0.05	0.1	ND	Pass
Cyfluthrin	0.25	0.5	2	ND	Pass	Piperonyl Butoxide	0.025	0.05	3	ND	Pass
Cypermethrin	0.25	0.5	1	ND	Pass	Prallethrin	0.025	0.05	0.1	ND	Pass
Daminozide	0.025	0.05	0.025	ND	Pass	Propiconazole	0.025	0.05	0.1	ND	Pass
Diazinon	0.025	0.05	0.1	ND	Pass	Propoxur	0.025	0.05	0.025	ND	Pass
Dichlorvos	0.025	0.05	0.025	ND	Pass	Pyrethrins	0.029	0.058	0.5	ND	Pass
Dimethoate	0.025	0.05	0.025	ND	Pass	Pyridaben	0.025	0.05	0.1	ND	Pass
Dimethomorph	0.025	0.05	2	ND	Pass	Spinetoram	0.025	0.05	0.1	ND	Pass
Ethoprophos	0.025	0.05	0.025	ND	Pass	Spinosad	0.025	0.05	0.1	ND	Pass
Etofenprox	0.025	0.05	0.025	ND	Pass	Spiromesifen	0.025	0.05	0.1	ND	Pass
Etoxazole	0.025	0.05	0.1	ND	Pass	Spirotetramat	0.025	0.05	0.1	ND	Pass
Fenhexamid	0.025	0.05	0.1	ND	Pass	Spiroxamine	0.025	0.05	0.025	ND	Pass
Fenoxycarb	0.025	0.05	0.025	ND	Pass	Tebuconazole	0.025	0.05	0.1	ND	Pass
Fenpyroximate	0.025	0.05	0.1	ND	Pass	Thiacloprid	0.025	0.05	0.025	ND	Pass
Fipronil	0.025	0.05	0.025	ND	Pass	Thiamethoxam	0.025	0.05	5	ND	Pass
Flonicamid	0.025	0.05	0.1	ND	Pass	Trifloxystrobin	0.025	0.05	0.1	ND	Pass

Date Tested: 12/02/2021
Test method: OG-04 - Pesticides and Mycotoxins by LCMSMS.

Lori Katrencik
Lab Director
12/06/2021

Kyle Nesbitt
Lab Manager
12/06/2021

ND=Not Detected, NR=Not Reported, LOQ=Limit of Quatitation. Test method for moisture: GLT-02 - Determination of Percent Moisture. Test method for water activity: GLT-03 - Determination of Water Activity. This product has been tested by The Higher Commitment Analytical Lab using valid testing methodologies and a quality system as required by state law. All LQC samples were performed and met the prescribed acceptance criteria in 16 CCR section 5730, pursuant to 16 CCR section 5726(e)(13). Values reported relate only to the product tested. The Higher Commitment Analytical Lab makes no claims as to the efficacy, safety or other risks associated with any detected or non-detected levels of any compounds reported herein. This Certificate shall not be reproduced except in full, without the written approval of The Higher Commitment Analytical Lab.

TCF(S) - Lemon Pastries Flower

METRC Sample: 1A4060300004588000003122; METRC Batch: 1A406030000314C000000227

Sample ID: THCA21120104-02

		Distributor	Producer
Strain: Pastries #15	Collected: 12/01/2021	**Terp Wholesale LLC**	**Dub Brothers Management, LLC**
Matrix: Plant	Received: 12/01/2021	Lic. # C11-0000084-LIC	Lic. # CCL19-0000826
Type: Flower - Cured	Completed: 12/06/2021	1030 North D Street	717 Stanford Avenue, Los Angeles, CA
Sample Size: 10 g; Batch: 2,393 g	Batch#: CLTVTLP120121	Sacramento, CA 95811	90021

Microbials

Pass

Analyte	Result	Status
Aspergillus flavus	Not Detected in 1g	Pass
Aspergillus fumigatus	Not Detected in 1g	Pass
Aspergillus niger	Not Detected in 1g	Pass
Aspergillus terreus	Not Detected in 1g	Pass
Shiga toxin-producing E. coli	Not Detected in 1g	Pass
Salmonella SPP	Not Detected in 1g	Pass

Date Tested: 12/03/2021
Test method: MI-01 - Determination of Microbial Impurities_Bacterial / MI-02 - Determination of Microbial Impurities_Fungal

Mycotoxins

Pass

Analyte	LOD	LOQ	Limit	Units	Status
	μg/kg	μg/kg	μg/kg	μg/kg	
B1	2.5	5		ND	Tested
B2	2.5	5		ND	Tested
G1	2.5	5		ND	Tested
G2	2.5	5		ND	Tested
Total Aflatoxins			20	ND	Pass
Ochratoxin A	2.5	5	20	ND	Pass

Date Tested: 12/02/2021
Test method: OG-04 - Pesticides and Mycotoxins by LCMSMS

Heavy Metals

Pass

Analyte	LOD	LOQ	Limit	Units	Status
	μg/g	μg/g	μg/g	μg/g	
Arsenic	0.025	0.05	0.2	ND	Pass
Cadmium	0.025	0.05	0.2	ND	Pass
Lead	0.025	0.05	0.5	ND	Pass
Mercury	0.01	0.02	0.1	<LOQ	Pass

Date Tested: 12/02/2021
Test method: IC-01 - Metals by ICPMS

Lori Katrencik
Lab Director
12/06/2021

Kyle Nesbitt
Lab Manager
12/06/2021

Confident Cannabis
All Rights Reserved
support@confidentcannabis.com
(866) 506-5866
www.confidentcannabis.com

ND=Not Detected, NR=Not Reported, LOQ=Limit of Quatitation. Test method for moisture: GLT-02 - Determination of Percent Moisture. Test method for water activity: GLT-03 - Determination of Water Activity. This product has been tested by The Higher Commitment Analytical Lab using valid testing methodologies and a quality system as required by state law. All LQC samples were performed and met the prescribed acceptance criteria in 16 CCR section 5730, pursuant to 16 CCR section 5726(e)(13). Values reported relate only to the product tested. The Higher Commitment Analytical Lab makes no claims as to the efficacy, safety or other risks associated with any detected or non-detected levels of any compounds reported herein. This Certificate shall not be reproduced except in full, without the written approval of The Higher Commitment Analytical Lab.



Cannabis Control Commission
COMMONWEALTH OF MASSACHUSETTS

November 18, 2021

Mainely Productions, LLC
0138-COO-03-0721
mainelyproductions@gmail.com

NOTICE: CHANGE OF OWNERSHIP AND CONTROL APPROVAL

WHY ARE YOU RECEIVING THIS NOTICE?

This letter provides notice that the proposed and requested change of ownership and control has been approved by the Cannabis Control Commission.

The following license(s) have been affected:

License Number	License Type
MC281899	Cultivation
MP281751	Product Manufacturing

The following parties have been approved as part of this change:

Individual	Role
Michael Cimino	Person with Direct or Indirect Control
Gennaro Ruggiero	Person with Direct or Indirect Control
Stephen Myers	Person with Direct or Indirect Control
Arnold Diedrich	Person with Direct or Indirect Control

Entity	Role
Uxbridge 660 Douglas LLC	Entity with Direct or Indirect Control

This approval is subject to the following conditions:

1. The licensee and proposed parties may now effectuate the approved change.
2. The licensee shall notify the Commission when the change has occurred.

(774) 415-0200 | MassCannabisControl.Com | Commission@CCCMass.Com

GOOD GREENS



5/3/22, 9:26 AM

Commonwealth of Massachusetts
Town of Uxbridge
BUILDING PERMIT

Permit No: CBP-21-55
Date: May 3, 2022
Amended Dates: May 3, 2022

PERMISSION IS HEREBY GRANTED TO:	OWNER(S) RONALD E PARSONS	MAP/LOT 027.0-3231-0000.0	Use Group/Type F-1 Factory and industrial, moderate hazard
TO PERFORM WORK AT:	660 Douglas DtUXBRIDGE, 01569	Phone Number 9787583046	HIC License No. -
	CONTRACTOR Ron Parsons	Phone Number 5087493200	CSL License No. CS-

TO PERFORM THE FOLLOWING WORK:

Tenant fitup for cannabis grow
Must meet all State and Local Codes
Please call for inspections during and upon completion to close out permit

This permit shall be deemed invalid unless worked authorized commences within six (6) months after its issuance and proceeds in good faith continuously to completion.

Total Paid: $10,250.00

Larry E. Lench, Building Commissioner

May 3, 2022
DATE

Electrical 508-278-8600 X5	**Gas 508-278-8600 X5**	**Plumbing 508-278-8600 X5**	**Building 508-278-8600 X5**
Underground:	Underground:	Underground:	Excavation:
Service:	Meter:	Rough:	Footings/Radon:
Rough:	Rough:	**FINAL:**	Foundation:
FINAL:	**FINAL:**	**FIRE 508-278-2787**	Rough Frame:
Public Works 508-278-8618	**Health 508-278-8600 X8**	Oil: / Suppression:	Insulation:
Driveway:	Well:	Detection: / CO:	Duct Blast:
Open Road:	Septic:	Propane:	HERS/Blower Door:
Water:	**Conservation 508-278-8600 X202**	**Assessor 508-278-8600 X2**	Foundation As-built:
Sewer:			**FINAL:**

To schedule an inspection please call correct phone # one day in Advance. Post this card so it is visible from the street.

THIS PERMIT MAY BE REVOKED UPON VIOLATION OF 780 CMR AND TOWN'S RULES AND/OR REGULATIONS.

Town of Uxbridge, 21 South Main St., Room 203, Uxbridge, MA 01569 - Phone (508) 278-8600 X5 - buildingdept@uxbridge-ma.gov

GOOD GREENS

Current Progress











Uxbridge 660 Douglas LLC

GOOD GREENS

Balance Sheet
As of September 26, 2022

	Total
ASSETS	
Current ASSETS	
Bank Accounts	
Checking	3,407.38
Total Bank Accounts	**$3,407.38**
Other Current Assets	
Undeposited Funds	833,049.50
Total Other Current Assets	**$833,049.50**
Total Current Assets	**$836,456.88**
Other Assets	
Construction in Progress	1,482,159.94
Licenses	1,200,000.00
Total Other Assets	**$2,682,159.94**
TOTAL ASSETS	**$3,518,616.82**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Notes Payable	950,000.00
Total Long-Term Liabilities	**$950,000.00**
Total Liabilities	**$950,000.00**
Equity	
Owner's Investment	3,057,165.00
Retained Earnings	-267,122.37
Net Income	-221,425.81
Total Equity	**$2,568,616.82**
TOTAL LIABILITIES AND EQUITY	**$3,518,616.82**